UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Frequency Electronics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

358010106

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358010106	13G

1.	Name of Reporting Person. S.S. OR I.R.S. Identification No. of above person (entities only). DePrince, Race & Zollo, Inc. 59-3299598
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 1,316,239
6. Shared Voting Power none
7. Sole Dispositive Power 1,316,239
8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,239
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) No
11.	Percent of Class Represented by Amount in Row (9) 15.31%
12.	Type of Reporting Person (See Instructions) IA

SCHEDULE 13 G

Item 1.

(a)	Frequency Electronics Inc.

(b)	55 Charles Lindbergh Blvd
Mitchel Field, NY 11553

Item 2.

(a)	DePrince, Race & Zollo, Inc.

(b)	250 Park Ave South, Suite 250
Winter Park, FL 32789

(c)	USA

(d)	common stock

(e)	358010106

Item 3.

(e)	X

Item 4. Ownership

(a)	1,316,239 shares

(b)	15.31%

(c)	(i) 1,316,239 shares
(iii) 1,316,239 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/05/2007

/s/ Victor A. Zollo, Jr.
Signature Victor A. Zollo, Jr.—President